UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)


   | X | ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2001

                                 OR


   | _ |     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from ________________ to ________________

                        Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
                               6316 Windfern Road
                              Houston, Texas 77040

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Core Laboratories N.V.
                                 Herengracht 424
                                1017 BZ Amsterdam
                                 The Netherlands

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                             AS OF DECEMBER 31, 2001

                         TOGETHER WITH AUDITORS' REPORT

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                DECEMBER 31, 2001




                                                                                                          Page(s)

Report of Independent Accountants.........................................................................    1

Copy of Report of Independent Public Accountants for the Year Ended December 31, 2000.....................    2

Financial Statements-
   Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000..................    3
   Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended
     December 31, 2001....................................................................................    4

Notes to Financial Statements.............................................................................   5-9

Supplemental Schedule*-
   Schedule of Assets (Held at End of Year) as of December 31, 2001.......................................    10





* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the information required by the schedules has been included in the notes to financial statements or the schedules are not applicable.

4
                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Core Laboratories Profit Sharing and Retirement Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Core Laboratories Profit Sharing and Retirement Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report dated June 25, 2001 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
June 25, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS
                   NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Plan Administrator of the
Core Laboratories, Inc. Profit Sharing
and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                             ARTHUR ANDERSEN LLP


Houston, Texas
June 25, 2001

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000



                                                           2001                       2000
                                                        -----------                -----------
     ASSETS
     Cash, noninterest-bearing                          $   167,580                 $  727,108
     Investments, at fair value:
           Life insurance                                    54,325                     52,719
           Interest-bearing cash
                                                             19,802                     33,724
           Collective trust fund                          3,952,082                  4,466,396
           Common stock                                   7,635,867                 10,450,036
           Mutual funds                                  25,914,574                 26,316,017
           Participant loans                              1,034,700                    977,016
                                                        -----------                -----------
                                                         38,611,350                 42,295,908

     Receivables:
           Participant contributions
                                                                -                       84,461
           Employer contributions
                                                                -                       42,817
           Other receivables                                 17,536                    249,755
                                                        -----------                -----------
                                                             17,536                    377,033
                                                        -----------                -----------
             Total assets                                38,796,466                 43,400,049

     LIABILITIES
           Other payables                                   139,779                    203,239
                                                        -----------                -----------
             Total liabilities                              139,779                    203,239
                                                        -----------                -----------
     NET ASSETS AVAILABLE
           FOR PLAN BENEFITS                            $38,656,687                $43,196,810
                                                        ===========                ===========





     The accompanying notes to financial statements are an integral part of these financial statements.

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001




     ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
           Interest and dividends                                $   1,081,228
           Net appreciation (depreciation)
              in fair value of investments:
              Life insurance                                             1,606
              Common stock                                          (5,353,879)
              Mutual funds                                          (2,098,018)
                                                                ---------------
                                                                    (6,369,063)
     Contributions:
              Participant                                            3,405,193
              Employee rollovers                                       487,137
              Employer                                               1,527,666
                                                                ---------------
                                                                     5,419,996
     Other Additions                                                    24,665
                                                                ---------------
                 Total additions                                      (924,402)

     DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Withdrawals and retirement benefits                             3,515,788
     Administrative expenses                                            99,933
                                                                ---------------
                 Total deductions                                    3,615,721
                                                                ---------------
     NET DECREASE                                                   (4,540,123)

     NET ASSETS AVAILABLE FOR PLAN BENEFITS
              Beginning of year                                     43,196,810
                                                                ---------------
              End of year                                        $  38,656,687
                                                                ===============





     The accompanying notes to financial statements are an integral part of these financial statements.

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 and 2000



1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") was established by Core Laboratories LP (the "Company"), effective October 1, 1994. Effective May 1, 2001, the Plan was amended to reflect a change in the Company's name and legal status from Core Laboratories, Inc. to Core Laboratories LP. The Plan's new name is the Core Laboratories Profit Sharing and Retirement Plan. The following description of key features of the Plan provides only general information. Participants should refer to the Plan document, as amended, for a more complete explanation of the Plan's provisions.

Plan Administrator and Trustee

The Company is the Plan administrator as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company contracts with The 401K Company (the "Recordkeeper") to maintain the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The issuing fund houses are custodians of the mutual fund investments and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees, including temporary or part-time employees who have completed at least 1,000 hours of service in a Plan year, are eligible to participate in the Plan. Employees who are active participants in another qualified plan sponsored by the company and employees of Owen Oil Tools LP with less than six months of service are ineligible to participate. Participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21.

Contributions

The Plan allows participants to contribute up to 15 percent of their compensation, as defined by the Plan, on a pretax basis. At its discretion, the Company makes matching contributions to the account of each participant up to four percent of each participant's compensation. The Company may, at its discretion, also contribute for a Plan year an additional amount with respect to each participant who has completed one year of service and is employed by the Company on the last day of such Plan year. The Company's board of directors shall determine whether such contribution shall be made for a Plan year. No additional contributions were made to the Plan for 2001.

Vesting

Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, total and permanent physical or mental disability, or normal retirement, all such participants become fully vested in Company contributions and related earnings/losses.

Investment Program

Participants may invest their contributions, the Company's matching contributions and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants who are seeking guidance in their investment direction can choose from four Asset Allocation Models: Short-Term Model (1-5 years); Medium-Term Model (5-10 years); Long-Term Model (10-15 years) or Longer-Term Model (15+ years) which represent a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in the Company Common Stock.

Administrative Expenses

The Plan pays all administrative expenses.

Loans

The Plan permits participants to borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances in the Plan. New loans bear interest at treasury rates plus four percent and are repaid through payroll deductions over a period not to exceed five years.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination, retirement or financial hardship. Participants can withdraw their after-tax contributions, if any from previous plans, in cash without being suspended from making additional contributions to the Plan. Participants may also make an in-service withdrawal at age 59 1/2 of their vested account balance. Participants may elect an in-kind distribution of Core Laboratories N.V. stock in lieu of cash upon termination, retirement or upon electing an in-service withdrawal at age 59 1/2.

Hardship withdrawals are allowed in the event of immediate and heavy financial need, subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The participants can withdraw up to 100 percent of their pre-tax contributions and are suspended for at least 12 months from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited. Participants returning to the Company within 60 months of their initial termination are entitled to have their previous account balance reinstated by the Company. During 2001, $223,934 of forfeited balances were utilized to reduce the Company's contributions. At December 31, 2001 and 2000, forfeited amounts of $77,840 and $215,684, respectively, were available to reduce future employer contributions or Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Investment Valuation

Pursuant to the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan reports the investments in the financial statements at fair value in accordance with accounting principles generally accepted in the United States.

Investments in mutual funds and common stock are reported at fair value based on quoted market prices. The fair value of the investment in the collective trust fund is based on the market value of the underlying assets, as determined by the investment issuer. The collective trust fund holds investment contracts which are recorded at contract value, which approximates fair value. The average yield of the collective trust fund for the year ended December 31, 2001, was 6.49 percent. Investment income is recorded as earned. Purchases and sales are recorded on a trade-date basis.

Net realized gains or losses on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2001 and 2000.

2001-
  Stable Value Fund                                           $   3,952,018
  Core Laboratories N.V. Common Stock                             7,635,867
  Washington Mutual Investors Fund - Class A                      6,003,312
  EuroPacific Growth Fund - Class A                               2,698,514
  Franklin Balance Sheet Investment Fund - Class A                2,659,598
  Lord Abbett Developing Growth Fund                              2,296,875
  Putnam Growth Opportunities - Class A                           3,431,073
  Vanguard 500 Index Fund                                         2,844,814
  The Bond Fund of America - Class A                              3,351,428

2000-
  Stable Value Fund                                           $   4,466,396
  Core Laboratories N.V. Common Stock                            10,450,036
  Washington Mutual Investors Fund - Class A                      5,879,472
  EuroPacific Growth Fund - Class A                               2,218,118
  Franklin Balance Sheet Investment Fund - Class A                3,219,696
  Lord Abbett Developing Growth Fund                              3,137,453
  Putnam Growth Opportunities - Class A                           3,229,793
  Vanguard 500 Index Fund                                         2,866,159

4.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in a collective trust fund, mutual funds and common stock. Investment securities, in general, are exposed to various risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.


5.   TAX STATUS:

The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and tax-exempt as of December 31, 2001 and 2000.


6.   RECONCILIATION OF FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

                                                                           2001                    2000
                                                                     ---------------         ---------------

Net assets available for plan benefits per the
financial statements                                                   $  38,656,687           $  43,196,810
     Less-
        Benefits payable to participants                                          -                 (496,190)
                                                                     ---------------         ---------------
Net assets available for plan benefits per the Form 5500               $  38,656,687           $  42,700,620
                                                                     ===============         ===============



The following is a reconciliation of withdrawals and retirement benefits per the financial statements to the Form 5500 for the year ended December 31, 2001:


Withdrawals and retirement benefits per the financial statements                                $  3,515,788
   Less-
     Benefits payable to participants at December 31, 2000                                          (496,190)
                                                                                             ---------------
Withdrawals and retirement benefits per the Form 5500                                           $  3,019,598
                                                                                             ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7.  TRANSFERS FROM OTHER PLANS:

There were no transfers from other plans into the Plan for 2001.

Effective January 31, 2000, the Reservoirs Inc. 401(k) Plan was merged with the Core Lab Plan, transferring assets of $2,553,866.

Effective February 29, 2000, the TomoSeis 401(k) Plan was merged with the Core Lab Plan, transferring assets of $178,509.

8.  RELATED-PARTY TRANSACTIONS:

The Plan provides for investment in shares of the Company Common Stock. As the Company is the Plan sponsor, these transactions qualify as party-in-interest transactions.

9.  SUBSEQUENT EVENTS:

Effective January 1, 2002, the Plan was restated in its entirety to incorporate previous amendments and to make amendments to the Plan that include the following: excluding Plan participation of an individual that is deemed to be an employee pursuant to Treasury regulations issued under section 414(o) of the Code, amending the Plan's definition of "eligible rollover distribution" for legislative changes, amending the Plan's top heavy provisions for legislative changes, and prospectively eliminating certain optional forms of benefits from plans that have been merged into the Plan as permitted by Treasury Regulations issued under section 411(d)(6) of the Code.

On February 28, 2002, the Plan filed a request for a favorable determination letter from the Internal Revenue Service subsequent to the initial determination letter. See Note 5 for more information regarding the initial determination letter.

On May 20, 2002, an amendment was executed to allow for the excess funds of the terminated Retirement Income Plan for Employees of Saybolt Inc. plan to be transferred into the Plan and will be effective July 1, 2002.

                                                                        SCHEDULE

                                CORE LABORATORIES

                       PROFIT SHARING AND RETIREMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2001



         Identity of Issuer                        Description of Investment                        Current Value
----------------------------------        -------------------------------------------------       -----------------
Conseco Life Insurance Company            Cash surrender value of life insurance
                                               policies                                               $      54,325

Alliance Capital Management Corp.         Alliance Capital Reserves                                          19,802

American Funds                            The Cash Management Trust of America - Class A                         64

AMVESCAP National Trust Company           Stable Value Fund                                               3,952,018

Core Laboratories N.V.*                   Core Laboratories N.V. Common Stock                             7,635,867

American Funds                            The Bond Fund of America - Class A                              3,351,428

American Funds                            Washington Mutual Investors Fund - Class A                      6,003,312

American Funds                            EuroPacific Growth Fund - Class A                               2,698,514

Franklin Templeton Investments            Templeton Foreign Smaller Companies Fund -
                                          Class A                                                           742,145

Franklin Templeton Investments            Templeton Developing Markets Trust - Class A                      647,124

Franklin Templeton Investments            Franklin Balance Sheet Investment Fund - Class A                2,659,598

Franklin Templeton Investments            Franklin Real Estate Securities Fund - Class A                  1,239,691

Lord Abbett & Company                     Lord Abbett Developing Growth Fund                              2,296,875

Putnam Investments                        Putnam Growth Opportunities - Class A                           3,431,073

The Vanguard Group                        Vanguard 500 Index Fund                                         2,844,814

Participant Loans*                        Interest rates ranging from 3.00% to 10.89%
                                          with varying maturity dates                                     1,034,700
                                                                                                  -----------------
                                          Total assets (held at end of year)                         $   38,611,350
                                                                                                  =================




Assets indicated by * are invested with parties-in-interest to the Plan as defined by Section 3 (14) of ERISA.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Dated:  June 28, 2002



                                              CORE LABORATORIES
                                              PROFIT SHARING AND RETIREMENT PLAN

                                              By:   /s/ Richard L. Bergmark
                                                    ----------------------------
                                                    Richard L. Bergmark
                                                    Executive Vice President and
                                                    Chief Financial Officer